UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

As previously disclosed on a Form 6-K by Brenmiller Energy Ltd., or the Company, on July 25, 2025 the Company entered into a securities purchase agreement, or the SPA, with Alpha Capital Anstalt, or Alpha, pursuant to which the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants. On July 28, 2025, an initial closing, or the PFW Closing, took place for a subscription amount of $1.2 million whereby the Company issued (i) pre-funded warrants to purchase 631,579 ordinary shares at an exercise price of $0.00001 per share, or the Pre-Funded Warrants, and (ii) ordinary warrants to purchase 631,579 ordinary shares at an exercise price of $2.09 per share, or the July Ordinary Warrants. On August 11, 2025, the Company and Alpha entered into an amendment to the SPA, or the Amendment, and agreed, among other things, to amend the aggregate subscription amount of the Pre-Funded Warrants and July Ordinary Warrants in connection with the PFW Closing to $1,395,790.

On September 25, 2025, the Company received the required shareholder approval at its Annual and Special General Meeting of Shareholders to, among other things, amend and restate its Articles of Association to, among other things, create a class of preferred shares.

As previously disclosed by the Company on a Form 6-K on September 29, 2025, the Company issued 3,800 preferred shares with a stated value of $1,000 per share on September 29, 2025, or the September Preferred Shares, to Alpha for consideration of $3.8 million, or the Equity Closing. Each September Preferred Share is convertible into ordinary shares at a fixed conversion price of $2.288 per share. At the Equity Closing, the Company also issued 1,660,839 accompanying ordinary warrants, with an exercise price of $2.40 per share, or the September Ordinary Warrants, equal to 100% of the ordinary shares underlying the September Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date.

On December 3, 2025, the Company closed a subsequent funding with Alpha in the amount of $1,000,000, or the Subsequent Funding, pursuant to which the Company issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $1.118 per share, or the December Preferred Shares, and (ii) ordinary warrants to purchase 894,454 ordinary shares at an exercise price of $2.40 per share, or the December Ordinary Warrants, equal to 100% of the ordinary shares underlying the December Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date.

The net proceeds from the Subsequent Funding will be used for general corporate purposes, working capital and execution of the Company’s commercial TES projects across Europe, the U.S. and the Middle East.

In addition, as a result of the pricing of the Subsequent Funding and in accordance with the anti-dilution and ratchet adjustment provisions contained in the SPA and in the applicable warrant agreements, certain warrants previously issued to Alpha were adjusted. The July Ordinary Warrants were adjusted to reflect an exercise price of $1.118 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 1,180,680. In addition, the September Ordinary Warrants were adjusted to reflect an exercise price of $1.118 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 3,565,308. In addition, under the anti-dilution and ratchet adjustment provisions contained in the Company’s Amended and Restated Articles of Association, the conversion price of the September Preferred Shares was adjusted to $1.118.

The securities referred to herein were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission, or the SEC, to register the resale of the ordinary shares underlying the December Preferred Shares and December Ordinary Warrants.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-272377, 333-273028 and 333-290642) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377, and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: December 4, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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